SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company
Cambridge Antibody Technology


2)   Name of shareholder having a major interest
Legal & General Investment Management


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non Beneficial


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
HSBC Global Custody Nominee (UK) Ltd a/c 886603 (72,296); HSBC Global Custody Nominee (UK) Ltd a/c 775245 (162,049); HSBC Global Custody Nominee
(UK) Ltd a/c 360509 (27,685); HSBC Global Custody Nominee (UK) Ltd a/c 357206 (797,245); HSBC Global Custody Nominee (UK) Ltd a/c 363605 (11,750);
HSBC Global Custody Nominee (UK) Ltd a/c 866203 (31,000)


5)   Number of shares/amount of stock acquired
16,269


6)   Percentage of issued class
0.04%


7)   Number of shares/amount of stock disposed
Nil


8)   Percentage of issued class
N/A


9)   Class of security
Ordinary 10p shares


10)  Date of transaction
28 June 2002


11)  Date company informed
2 July 2002


12)  Total holding following this notification
1,102,025

13)  Total percentage holding of issued class following this notification
3.04%


14)  Any additional information
The registered shareholdings listed in 4) above are not subject to a concert party.


15)  Name of contact and telephone number for queries
Justin Hoskins 01763 263233


16) Name and signature of authorised company official responsible for making this notification
Diane Mellett, Company Secretary


Date of notification 3 July 2002

                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.    Name of company
      Cambridge Antibody Technology

      2) Name of director
      Peter Chambre

      3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
      As in 2 above


      4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
      As in 2 above


      5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
      As in 2 above


      6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
      Grant of options under Company Share Option Plan


      7) Number of shares/amount of stock acquired



      8) Percentage of issued class



      9) Number of shares/amount of stock disposed



      10) Percentage of issued class



      11) Class of security

      12) Price per share



      13) Date of transaction



      14) Date company informed



      15) Total holding following this notification



      16) Total percentage holding of issued class following this notification



      If a director has been granted options by the company please complete the following boxes

      17) Date of grant
      24 May 2002

      18) Period during which or date on which exercisable
      24 May 2005 - 23 May 2012 subject to performance conditions


      19) Total amount paid (if any) for grant of the option
      Nil


      20) Description of shares or debentures involved: class, number Ordinary 10p shares - 60,018 shares


      21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
      (pounds)10.83


      22) Total number of shares or debentures over which options held following this notification
      60,018


      23) Any additional information
      All of the 60,018 options granted will only become exercisable subject to the satisfaction of a performance condition and of that number 15,005 options will only become exercisable subject to the satisfaction of an additional more stringent performance condition.


      24) Name of contact and telephone number for queries
      Justin Hoskins 01763 263233


      25) Name and signature of authorised company official responsible for making this notification
      Diane Mellett Company Secretary


Date of Notification 31 May 2002

                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company
Cambridge Antibody Technology


2) Name of director
John Aston


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As in 2 above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Exercise of options under unapproved Executive Scheme


7) Number of shares/amount of stock acquired
10,000


8) Percentage of issued class
0.028%


9) Number of shares/amount of stock disposed
Nil


10) Percentage of issued class
Nil


11) Class of security
Ordinary 10p shares


12) Price per share
(pounds)3.00

13) Date of transaction
31 May 2002


14) Date company informed
31 May 2002


15) Total holding following this notification
21,857


16) Total percentage holding of issued class following this notification
0.060%



If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries
Justin Hoskins 01763 263233


25) Name and signature of authorised company official responsible for making this notification
Diane Mellett Company Secretary
Date of Notification 31 May 2002

                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company
Cambridge Antibody Technology


2) Name of director
Peter Garland


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
(i) Peter Garland

(ii) Ann Garland


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
(i) Peter Garland

(ii) Ann Garland


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
(i) As in 2 above

(ii) Spouse


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
(i) Transfer of 625 shares to adult child.

(ii) Transfer of 625 shares to adult child.


7) Number of shares/amount of stock acquired
Nil


8) Percentage of issued class
Nil


9) Number of shares/amount of stock disposed
(i) 625

(ii) 625


10) Percentage of issued class
(i) 0.002%

(ii) 0.002%

11) Class of security
Ordinary 10p shares


12) Price per share



13) Date of transaction
20 June 2002


14) Date company informed
20 June 2002


15) Total holding following this notification
37,825


16) Total percentage holding of issued class following this notification
0.10%



If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information

24) Name of contact and telephone number for queries
Diane Mellett 01763 263233


25) Name and signature of authorised company official responsible for making this notification
Diane Mellett Company Secretary



Date of Notification 20 June 2002